Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

November 3, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Jay Ingram Edward Kelly

Re:	ABCO Energy, Inc. Registration Statement on Form S-1 Amendment No. 2 Commission File No. 333-207419

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of its Amendment No. 2 to its Registration Statement on Form S-1, File No. 333-207419, [“Form S-1/2A”].

The Form S-1/2A contains ABCO’s response to your letter dated today, November 3, 2015, setting forth the comment of the Commission’s staff (the “Staff”) regarding Amendment No. 1 to the Form S-1 Registration Statement which was filed with the Commission on October 29, 2015.  This letter, which has also been filed electronically with the Commission, contains ABCO’s supplemental response to the Staff’s comment. The text of the Staff’s comment has been included in this letter in bold type for your convenience.

Securities and Exchange Commission
November 3, 2015

Exhibit 5.1

1.	Please revise the legal opinion to reflect the fact that the selling security holders are offering 23,600,856 shares of common stock rather than 23,318,322 shares of common stock.

Response: Done. See amended Exhibit 5.1 to the Form S-1/2A.

ABCO respectfully requests the Staff’s assistance in completing the review of the Form S-1/2A as soon as possible so that we can request that the effective date of the Form S-1/2A be accelerated to a date as soon as possible to avoid the November 12th cut-off date for up-dated financials.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the Form S-1 or this transmittal/response letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon

By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

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